Geo Point Technologies, Inc.

2319 Foothill Drive, Suite 160

Salt Lake City, Utah 84109

Telephone: 801-810-4662

April 22, 2013

To our Stockholders:

Re:

Spin-off of our subsidiary, Geo Point Resources, Inc., a Nevada corporation (“Geo Point Nevada”)

Geo Point Resources, Inc.

Record Date:

January 15, 2013

Ex-Dividend Date:

January 17, 2013

Spin-off Payment Date:

April 22, 2013

OTCBB Symbol:

GEOP

The spin-off payment date for shares of Geo Point Nevada to our stockholders (“Geo Point Utah” herein) is April 22, 2013.

The shares comprising the stock dividend will be held in a “book-entry” share transfer and registration system.  Instead of receiving physical stock certificates, stockholders on the record date (or ex-dividend date, as applicable) who owned shares of Geo Point Utah, will receive for every one share of Geo Point Utah owned, one share of Geo Point Nevada, credited to the book-entry accounts established for them by Geo Point Nevada’s transfer and registrar agent, Interwest Transfer Co. Inc. (“Interwest”), whose address and telephone numbers are, respectively: 1981 East Murray-Holladay Road, Salt Lake City, Utah 84117; and 801-272-9294.

Following the spin-off payment date, Interwest will mail an account statement to each registered holder stating the number of shares of Geo Point Nevada common stock credited to such holder’s account.  After the spin-off payment date, such holders may request that their shares of Geo Point Nevada common stock be transferred to a brokerage or other account at any time without charge on a one time basis.  For stockholders who own Geo Point Utah shares through a broker or other nominee, their spin-off shares of Geo Point Nevada will be credited to their accounts by the broker or other nominee.  All “affiliate” stock certificates issued will bear a “control” legend; and Interwest’s records will reflect that those shares are “control” shares subject to resale under Rule 144.  All non-“affiliate” share stock certificates will be issued without any legend that would prohibit their sale, hypothecation or other disposition.

All stockholders should consult their own tax advisors concerning the specific tax consequences of the spin-off of Geo Point Nevada shares in light of their particular circumstances.  This summary of the potential United States federal tax consequences of the spin-off is not intended to be, nor should it be construed to be, legal or tax advice to any stockholder.

Neither Geo Point Utah nor Geo Point Nevada has obtained a ruling from the IRS that the spin-off will qualify as a tax-free transaction under Section 355 of the IRS Code and a tax-free reorganization under Section 368(a)(1)(D) of the IRS Code.  On the basis of our position and opinion only and assuming that Geo Point shares are a capital asset in the hands of the Geo Point Utah stockholders on the spin-off payment date:

•

holders of Geo Point Utah shares should apportion the tax basis of their Geo Point Utah shares between such Geo Point Utah shares and Geo Point Nevada shares received in the spin-off in proportion to the relative fair market values of such Geo Point Nevada shares at the time of the spin-off; and

•

the holding period for Geo Point Nevada shares received in the spin-off by holders of Geo Point Utah shares should include the period during which such holders held the Geo Point Utah shares with respect to which the spin-off was made.

Each Geo Point Utah stockholder receiving shares of Geo Point Nevada in the spin-off should be treated as if such stockholder had received a distribution in an amount equal to the fair market value of the Geo Point Nevada shares received, which would result in (1) a taxable dividend to the extent of such stockholder’s pro rata share of Geo Point Utah’s current and accumulated earnings and profits; (2) a reduction in such stockholder’s basis in Geo Point Utah shares to the extent the amount received exceeds such stockholder’s share of earnings and profits; and (3) a taxable gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder’s basis in the Geo Point Utah shares.  Any such gain would generally be a capital gain if the Geo Point Utah common stock is held as a capital asset on the distribution date.

We believe that the value of the Geo Point Nevada shares on the spin-off payment date should be $0.001 or the par value of these shares, though no assurance can be given that the IRS will agree; accordingly, stockholders should seek their own tax advice in this respect.  Our belief of this value is based upon the following: (i) there is no market for Geo Point Nevada shares on the spin-off payment date; (ii) Geo Point Nevada has no accumulated earnings or profits; (iii) its stockholders’ equity at December 31, 2012, the date of its last report filed with the Securities and Exchange Commission, being its 10-Q Quarterly Report for the nine months ended December 31, 2012, was $3,188; (iv) there will be 30,065,000 outstanding shares following the spin-off; and (v) there was no decrease in the value of the Geo Point Utah shares on the record date or the ex-dividend date or the spin-off payment date.

Sincerely,

/s/ Jeffrey T. Jensen

Jeffrey T. Jenson, President

2